

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2013

<u>Via E-mail</u>
Alex Viecco
Chief Executive Officer
Advanced Cloud Storage, Inc.
112 North Curry Street
Carson City, Nevada 89703-4934

> **Re:   Advanced Cloud Storage, Inc.**
> **Current Report on Form 8-K**
> **Filed December 24, 2012**
> **File No. 333-173537**

Dear Mr. Viecco:

    We note that your current report on Form 8-K contains Form 10 disclosure provided pursuant to Item 2.01(f) of Form 8-K, as well as financial statements of the businesses acquired and pro forma financial information pursuant to Item 9.01(a) and(b), respectively of Form 8-K. We note, however, that the pro forma financial information you have provided appears to be incomplete.  In this regard, you have provided such information as of and for the nine-month period ended September 30, 2012, but you have not included such information for the fiscal year ended December 31, 2011.  Please amend your filing to provide this information.

    Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any questions.

> Sincerely,
>
> /s/ Dietrich A. King for
>
> Mara L. Ransom
> Assistant Director